

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
David Fiorentino
Chief Financial Officer
JWC Acquisition Corp.
Bay Colony Corporate Center – North Entrance
1000 Winter Street – Suite 4300
Waltham, MA  02451

> **Re:** **JWC Acquisition Corp.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 9, 2012**
> **File No. 0-54202**

Dear Mr. Fiorentino:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 6. Selected Financial Data, page 42

1.  Please revise your future filings to ensure the amounts presented in this table are consistent with the amounts presented in your financial statements.  For example, net cash provided by operating activities from inception to December 31, 2010 is not consistent with the amounts shown on page F-7.  Additionally, the statement of operations data for both periods presented is not consistent with the amounts shown on page F-5.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, Page F-2

2.  Please amend your filing to provide an auditor's report that is signed.  Please refer to Rule 2-02(a) of Regulation S-X.  When you file your amended Form 10-K, please also provide updated management certifications that make reference to the Form 10-K/A, are currently dated and are consistent with the requirements of Item 601(31) of Regulation S-K.  Bullet point four of your current management certifications does not include all of the components required by Item 601(31) of Regulation S-K.

Consolidated Statement of Operations, page F-5

3.  Please supplementally show us how you determined both the numerators and the denominators for your earnings per share calculations provided on page F-5.  In doing so, please refer to the specific terms of each security for which you are presenting earnings per share information and refer to the authoritative literature which supports your accounting.  Furthermore, your calculation of net loss applicable to common shareholders infers that interest earned in the Trust Account is only attributable to those shareholders who stock is subject to possible redemption.  However, there are no amounts presented in this line item on the face of your consolidated statement of operations.  Please tell us why you have not added back any interest income in arriving at net loss applicable to common shareholders.

Consolidated Statement of Changes in Stockholders' Equity, page F-6

4.  It appears that your financial statements may be double counting the number of redeemable shares by including them both within common stock and in the mezzanine level outside of liabilities and stockholders' equity.  If true, please show us how you will amend your consolidated financial statements (including your earnings per share calculations) to consistently reflect redeemable shares outside of stockholders' equity.  With respect to your consolidated statement of changes in stockholders' equity, this could be accomplished by adding another column that shows the activity for the redeemable shares for each period presented.  This column should be marked to clearly indicate that it is excluded from total stockholders' equity.

Note 2 – Significant Accounting Policies, page F-11

General

5.  Please show us how you will revise your future filings to more clearly explain what franchise taxes payable represent and to whom they are payable.

Deferred Offering Costs, page F-13

6.  You indicate that deferred offering costs consist principally of legal, accounting, and underwriting fees incurred through the balance sheet date that are related to the Public Offering and that were charged to stockholders' equity upon the receipt of the capital at the closing of the Public Offering on November 23, 2010.  Please clarify the nature of $4,350,000 Deferred Offering Costs liability reflected on your balance sheet as of December 31, 2011 and 2010 and why such amounts have yet to be paid as of December 31, 2011.  Please explain when you intend to pay these obligations.

Redeemable Common Stock, page F-14

7.  As discussed in Note 1, all of the 12,500,000 common shares sold as part of units in the Public Offering contain a redemption feature which allows for the redemption of common shares under the your Liquidation or Tender Offer/Stockholder Approval provisions.  We have the following comments regarding your accounting for this redeemable common stock:
    - Please explain why at December 31, 2011 and 2010 you have reflected only 11,592,577 and 11,640,520, respectively, of the public shares outside of permanent equity; and
    - With reference to the specific terms of the redemption features set forth in your Liquidation and Tender Offer/Stockholder Approval provisions, please show us how you calculated the redemption value of your common stock subject to possible redemption as of December 31, 2011 and 2010.   Please tell us the date your Amended and Restated Certificate of Incorporation was effective and, with reference to  its specific terms, why you believe the provision that prohibits you from redeeming your public shares in an amount that would cause your net tangible assets (stockholders' equity) to be less than $5,000,001 applies to the 12,500,000 shares issued in your Public Offering  Please show us how you will revise your future filings to more clearly explain all aspects of your redemption value calculation.

Form 10-Q for Period Ended March 31, 2012

Condensed Consolidated Interim Financial Statements

Note 1. Organization and Business Operations and Going Concern Consideration, page 5

8.  Please amend your filing to provide updated management certifications that are currently dated and are consistent with the requirements of Item 601(31) of Regulation S-K.  Bullet point four of your current management certifications does not include all of the components required by Item 601(31) of Regulation S-K.  When you amend your filing, please ensure that the revised management certifications make reference to the Form 10-Q/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief